Arm Holdings plc Reports Results for the Second Quarter of the Financial Year Ending 2024

Cambridge, UK, November 8, 2023: Arm Holdings plc (NASDAQ: ARM), the company that is building the future of computing, has today published a letter to its shareholders containing the company’s results for its fiscal second quarter and three months ended September 30, 2023. The letter is available on its investor relations website (https://investors.arm.com/financials/quarterly-annual-results).

Arm will host an audio webcast to discuss its results with analysts at 14:00 PT / 17:00 ET / 22:00 GMT today, November 8. The live webcast will be available at https://edge.media-server.com/mmc/p/k879zaca and a replay will be available for four weeks at https://investors.arm.com.

About Arm:
Arm technology is building the future of computing. Our energy-efficient processor designs and software platforms have enabled advanced computing in more than 270 billion chips and our technologies securely power products from the sensor to the smartphone and the supercomputer. Together with 1,000+ technology partners, we are enabling artificial intelligence to work everywhere, and in cybersecurity, we are delivering the foundation for trust in the digital world – from chip to cloud. The future is being built on Arm.

All information is provided “as is” and without warranty or representation. This document may be shared freely, attributed and unmodified. Arm is a registered trademark of Arm Limited (or its subsidiaries). All brands or product names are the property of their respective holders. © 1995-2023 Arm Group.

Contacts:
Investors: investor.relations@arm.com

Media: Global-PRteam@arm.com